Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0218 F: +1 202.637.3593 cynthiakrus@eversheds- sutherland.com
October 11, 2024
Via EDGAR
U.S. Securities and Exchange Commission
Division of Investment Management
Attention: Ms. Anu Dubey and Mr. John Kernan
100 F Street, N.E.
Washington, D.C. 20549

Re:	Blue Owl Capital Corporation – Registration Statement on Form N-14 (File No. 333-281609)
Dear Ms. Dubey and Mr. Kernan:
On behalf of Blue Owl Capital Corporation (the “Company” or “OBDC”), set forth below is the Company’s response to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”), on October 7, 2024 and October 9, 2024, regarding the Company’s registration statement on Form N-14 (the “Registration Statement”), and the joint proxy statement/prospectus contained therein, as initially filed with the SEC on August 16, 2024. Each of the Staff’s comments is set forth below and followed by the Company’s response. Unless otherwise indicated, all page references are to page numbers in the Registration Statement. Capitalized terms used herein but not defined shall have the meanings ascribed to them in the Registration Statement.
Legal
1.Comment: Regarding Response #4 to the Company’s response letter dated September 25, 2024 (the “Previous Response Letter”), please confirm that the mergers meet all of the conditions of Rule 17a-8(a)(3).
Response: The Company confirms that the mergers meet all applicable conditions of Rule 17a-8(a)(3). Specifically, the Company satisfies Rule 17a-8(a)(3)(ii) because, as explained in the Previous Response Letter, neither the OBDC Investment Advisory Agreement nor the New OBDC Investment Advisory Agreement differ materially from the OBDE Investment Advisory Agreement. The Company satisfies Rule 17a-8(a)(3)(iii) because the non-interested directors of OBDE, who were elected by the OBDE’s shareholders, will constitute the majority of non-interested directors of OBDC. The

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Company notes that Rule 17a-8(a)(3)(i) and (iv) are inapplicable to the Company because neither OBDC nor OBDE have fundamental policies, nor does either company have distribution fees.
2.Comment: Please disclose in the joint proxy statement/prospectus the information included in the first paragraph of response #5 of the Previous Response Letter.
Response: The Company has revised the section of the joint proxy statement/prospectus entitled “QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETINGS AND MERGERS” as follows:
Q:         What will happen in the Initial Merger and Second Merger?
A:          OBDE will be the surviving company of the Initial Merger and will continue its existence as a corporation under the laws of the State of Maryland until the Second Merger. As of the Effective Time, each share of common stock of Merger Sub (all of which are owned by the Company) will be converted into one validly issued, fully paid and nonassessable share of common stock of OBDE and the separate corporate existence of Merger Sub will cease. Additionally, shares of OBDE Common Stock (other than those held by the Company or any of its consolidated subsidiaries) will be converted into the right to receive, the number of shares of OBDC Common Stock equal to the Exchange Ratio. As a result of the Initial Merger, all shares of OBDE Common Stock shall no longer be outstanding and shall automatically be cancelled and shall only represent the right to receive the Merger Consideration, cash in lieu of fractional shares and any dividends or other distributions payable pursuant to the Merger Agreement. Immediately after the Effective Time, pursuant to the Second Merger, OBDE, as the surviving company of the Initial Merger, will merge with and into OBDC, with OBDC as the surviving entity.
3.Comment: Please disclose what “purchase accounting” means.
Response: The Company has revised the first paragraph of the section of the joint proxy entitled “ACCOUNTING TREATMENT OF THE MERGERS” as follows:
Management of each of OBDC and OBDE has determined that the Mergers will be accounted for as an asset acquisition in accordance with ASC 805-50, Business Combinations—Related Issues with OBDC as the accounting survivor. We refer to the method of accounting required under ASC 805-50 as “purchase accounting” or “asset acquisition accounting.” Under asset acquisition accounting, acquiring assets in groups not only requires ascertaining the cost of the asset (or net assets), but also allocating that cost to the individual assets (or individual assets and liabilities) that make up the group. Per ASC 805-50-30-1, assets are recognized based on their cost to the acquiring entity, which generally includes transaction costs of the asset acquisition, and no gain or loss is recognized unless the fair value of noncash assets given as consideration differs from the assets carrying amounts on the acquiring entity’s books. ASC 805-50-30-2 goes on to say asset acquisitions in which the consideration given is cash are measured by the amount of cash paid. However, if the consideration given is not in the form of cash (that is, in the form of noncash assets, liabilities incurred, or equity interests issued), measurement is based on either the fair value of the consideration given or the fair value of the assets (or net assets) acquired, whichever is more clearly evident and, thus, more reliably measurable.
4.Comment: Please remove the termination fee from the merger agreement and the disclosure in the joint proxy statement/prospectus such that there is a record on EDGAR.
Response: As discussed with the Staff, each of the OBDC Board, upon the recommendation of the OBDC Special Committee, and the OBDE Board, upon the recommendation of the OBDE Special Committee, has determined to waive the receipt of the OBDE Termination Fee and the OBDC Termination Fee, as applicable, in the event the Merger Agreement is terminated in a manner that would require payment thereof. Pre-Effective Amendment No. 1 to the Company’s Registration Statement will include disclosure to this effect.
Accounting
5.Comment: Please explain in correspondence the basis of the derivation of the estimated purchase discount of $13.5 million described on page 124 and in addition please confirm in correspondence the total estimated post reorganization day 1 purchase discount/premium based upon the financial statements and market prices as of June 30, 2024 assuming the mergers had been completed on June 30, 2024.
Response: The Company respectfully refers to the Staff to the discussions and supporting information that were previously provided as explanation.
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Please do not hesitate to contact me at (202) 383-0218, Kristin Burns at (212) 287-7023 or Dwaune Dupree (202) 383-0206 if you should need further information or clarification.

Sincerely,

/s/ Cynthia M. Krus
Cynthia M. Krus
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